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                                                                    EXHIBIT 12.1

                              LTC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED
                         CHARGES AND PREFERRED DIVIDENDS
                             (Dollars in Thousands)
                                   (Unaudited)
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
                                                                                   Year Ended
                                                              ----------------------------------------------------
EARNINGS                                                       1999        2000      2001       2002        2003
                                                              -------     -------   -------    -------     -------
Income before minority interests and other                    $28,288     $30,471    $8,278    $19,166     $21,182
Add:  Fixed charges (interest expense, amortization of
          debt issue costs and minority interest expense       22,734      27,853    22,408     22,630      22,177
      Amortization of capitalized interest                         --          --        --         --          --
      Distributed income of equity investees                       --          --        --         --          --
      Share of pre-tax losses of equity investees                  --          --        --         --          --

Less:
      Capitalized interest                                         --          --        --         --          --
      Minority interest expense on consolidated
          subsidiaries                                         (1,018)       (982)     (973)    (1,308)     (1,300)
      Minority interest in pre-tax income that have not
          incurred fixed charges (equity method investees)         --          --        --         --          --
                                                              -------     -------   -------    -------     -------
Total Earnings                                                 50,004      57,342    29,713     40,488      42,059
                                                              -------     -------   -------    -------     -------

FIXED CHARGES

Interest expense (includes amortization
      of debt issue costs                                      21,716      26,871    21,435     21,322      20,877
Estimated interest in rental expense                               --          --        --         --          --
      Minority interest expense on consolidated
          subsidiaries                                          1,018         982       973      1,308       1,300
                                                              -------     -------   -------    -------     -------
Total Fixed Charges                                            22,734      27,853    22,408     22,630      22,177
                                                              -------     -------   -------    -------     -------

PREFERRED DIVIDENDS                                           $15,087     $15,087   $15,077    $15,042     $16,596

RATIO OF EARNINGS TO FIXED CHARGES                               2.20        2.06      1.33       1.79        1.90

RATIO OF EARNINGS TO FIXED CHARGES
      AND PREFERRED DIVIDENDS                                    1.32        1.34      0.79       1.07        1.08
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